SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007 (report no. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.
(Translation of Registrant’s Name into English)

8 Hapnina Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- __N/A__

THE EXHIBITS OF THIS REPORT ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S (“NICE”) REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENTS NOS. 333-07130, 333-07266, 333-07740, 333-12996, 333-12350, 333-109766 AND 333-127883) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-13686, 333-111112, 333-111113, 333-134355, 333-144589 AND 333-145981), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1.	Unaudited Interim Consolidated Financial Statements of NICE for the six-month period ended June 30, 2007.

99.2.	Operating and Financial Review and Prospects for the six-month period ended June 30, 2007.

99.3

Audited Financial Statements of IEX Corporation for the year ended December 31, 2005 and the notes thereto and Unaudited Interim Financial Statements of IEX Corporation for the six-month period ended June 30, 2006.

99.4.	Audited Financial Statements of Performix Holdings, Inc. for the year ended December 31, 2005 and the notes thereto.

99.5.

Audited Financial Statements of Actimize Ltd. for the year ended December 31, 2006 and the notes thereto and Unaudited Interim Financial Statements of Actimize Ltd. for the six-month period ended June 30, 2007.

99.6.	Unaudited Pro Forma Condensed Combined Statement of Operations of NICE for the year ended December 31, 2006 and for the six-month period ended June 30, 2007 and the notes thereto.

99.7.	Consent of PricewaterhouseCoopers LLP, in connection with their report dated June 8, 2006 related to the audited financial statements of IEX Corporation included herein.

99.8.	Consent of Feeley & Driscoll, P.C., in connection with their report dated February 24, 2006 related to the audited financial statements of Performix Holdings, Inc. included herein.

99.9.

Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, in connection with their report dated April 12, 2007 related to the audited financial statements of Actimize Ltd. included herein.

99.10.	English Summary of Loan Agreement and Letter of Undertaking, dated August 29, 2007, between NICE and Bank Hapoalim Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.
By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: General Counsel

Dated: September 12, 2007

EXHIBIT INDEX

99.1.	Unaudited Interim Consolidated Financial Statements of NICE for the six-month period ended June 30, 2007.

99.2.	Operating and Financial Review and Prospects for the six-month period ended June 30, 2007.

99.3

Audited Financial Statements of IEX Corporation for the year ended December 31, 2005 and the notes thereto and Unaudited Interim Financial Statements of IEX Corporation for the six-month period ended June 30, 2006.

99.4.	Audited Financial Statements of Performix Holdings, Inc. for the year ended December 31, 2005 and the notes thereto.

99.5.

Audited Financial Statements of Actimize Ltd. for the year ended December 31, 2006 and the notes thereto and Unaudited Interim Financial Statements of Actimize Ltd. for the six-month period ended June 30, 2007.

99.6.	Unaudited Pro Forma Condensed Combined Statement of Operations of NICE for the year ended December 31, 2006 and for the six-month period ended June 30, 2007 and the notes thereto.

99.7.	Consent of PricewaterhouseCoopers LLP, in connection with their report dated June 8, 2006 related to the audited financial statements of IEX Corporation included herein.

99.8.	Consent of Feeley & Driscoll, P.C., in connection with their report dated February 24, 2006 related to the audited financial statements of Performix Holdings, Inc. included herein.

99.9.

Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, in connection with their report dated April 12, 2007 related to the audited financial statements of Actimize Ltd. included herein.

99.10.	English Summary of Loan Agreement and Letter of Undertaking, dated August 29, 2007, between NICE and Bank Hapoalim Ltd.